

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

Via E-mail
Scott A. Hill
Chief Financial Officer
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328

> **Re:** **IntercontinentalExchange, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 8, 2012**
> **Response dated July 26, 2012**
> **File No. 001-32671**

Dear Mr. Hill:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   In your response to comment 1 in our letter dated June 19, 2012, you indicate that you have not experienced any material direct cyber attacks, breaches, unauthorized access or viruses or other material cyber incidents in the past. Based on your response, it appears that you may have experienced cybersecurity incidents that have not been material to your business. If true, in future filings, beginning with your next Form 10-Q, please simply state this fact in order to provide the proper context. You may include language that indicates that the attacks or incidents were mitigated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel